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Washington, DC
West Palm Beach
February 2, 2006
(Via EDGAR and Facsimile (202) 772-9206)
Mr. William Bennett
Mail Stop 3561
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Sunair Services Corporation (the “Company”) Amendment No. 1 to Form S-3 (“Form S-3”) Filed January 27, 2006 File No. 333-130057
Dear Mr. Bennett:
     As we discussed on February 1, 2006, this letter outlines the basis for our position that the private placement completed by the Company on January 27, 2006 should not be integrated with the offering to be made by the selling shareholders included in the Form S-3 originally filed with the SEC on December 1, 2005.
Facts
     On December 1, 2005, the Company filed the original Form S-3 registering the resale of shares of common stock issued by the Company in its acquisition of Middleton Pest Control, Inc. (“Middleton”) (the “Selling Shareholder S-3”). The shares were originally issued to the owners of Middleton under Section 4(2) of the Securities Act on June 7, 2005. Pursuant to the registration rights agreement entered into with the selling shareholders, the Company filed the Selling Shareholder S-3 registering the resale of such shares by the selling shareholders. See the Form 8-K filed by the Company on June 9, 2005 for a description of the Middleton transaction.
     On December 16, 2005, the Company completed the first-tranche of a two-tranche sale of its securities to investors in a private placement to accredited investors under Section 4(2) of the Securities Act pursuant to purchase agreements, dated December 15, 2005, by and among the Company and the investors named therein (the “Purchase Agreements”). Pursuant to the Purchase Agreements, the Company agreed to sell up to an aggregate of 2,857,146 shares of its

William Bennett
February 2, 2006

_________________
common stock at a price per share of $5.25 and warrants to purchase 1,000,000 shares of its common stock (the “Private Placement”) at an exercise price of $6.30 (subject to adjustment) with total gross proceeds (before fees and expenses) to the Company of approximately $15 million and net proceeds to the Company of approximately $13.8 million.
     The sale and issuance of the shares of common stock in the Private Placement was structured to close in two tranches. The first closing was completed on December 16, 2005, pursuant to which the Company issued and sold an aggregate of 2,000,003 shares of its common stock and warrants to purchase 700,000 shares of its common stock. The second closing was completed on January 27, 2006, which was twenty calendar day after an Information Statement was sent to the Company’s shareholders, pursuant to which the Company issued and sold an additional 857,143 shares of its common stock and warrants to purchase 300,000 shares of its common stock. See the Information Statement filed on January 6, 2006 and the Forms 8-K filed on December 21, 2005 and January 31, 2006 for a description of the Private Placement. Pursuant to the registration rights agreement included in the Purchase Agreements, the Company filed Amendment No. 1 to the Form S-3 registering the resale of the shares received by the investors in the Private Placement.
Integration Analysis
     In determining whether the Selling Shareholder S-3 must be integrated with the Private Placement, Rule 502 under the Securities Act sets forth the following factors that should be considered:
          1. Whether the sales are part of a single plan of financing;
          2. Whether the sales involve issuance of the same class of securities;
          3. Whether the sales have been made at or about the same time;
          4. Whether the same type of consideration is being received; and
          5. Whether the sales are made for the same general purpose.
     Based on these factors, the Selling Shareholder S-3 should not be integrated with the Private Placement because the offerings are not part of a single plan of financing and are for very different purposes. The Private Placement was an offering by the Company for the purpose of raising capital. The Form S-3 transaction was an offering by selling shareholders – the Company will not receive any proceeds from the sale of shares of common stock by the selling shareholders. Further, the shares registered on the Selling Shareholder S-3, as originally filed, did not cover any shares that were issued in the Private Placement. Accordingly, the sales are not part of a single plan of financing and are made for different purposes.

William Bennett
February 2, 2006

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     In addition, the Private Placement was completed before Amendment No. 1 to Form S-3 was filed with the SEC. The SEC has traditionally permitted an issuer to file a resale registration statement following the completion of a private placement. See the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations Supplement — March 1999 Supplement, #3S(b) and Rule 152 under the Securities Act.
     Please call me with any questions or additional comments at (954) 468-2446.
Very truly yours,
AKERMAN SENTERFITT
/s/ Laurie L. Green